Exhibit 21.1

List of Significant Subsidiaries

Name	State of Incorporation	Names under which it does Business
Hypotheca Capital, LLC (formerly known as The New York Mortgage Company, LLC)	New York	n/a
New York Mortgage Funding, LLC	Delaware	n/a
New York Mortgage Trust 2005-1	Delaware	n/a
New York Mortgage Trust 2005-2	Delaware	n/a
New York Mortgage Trust 2005-3	Delaware	n/a
NYMT Loan Financing, LLC	Delaware	n/a
NYMT Commercial Acquisitions, LLC	Delaware	n/a
RB Commercial Mortgage LLC	Delaware	n/a